June 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone Amanda Kim Craig Wilson Jan Woo

Re:	Toast, Inc. Draft Registration Statement on Form S-1 Submitted May 3, 2021 CIK No. 0001650164

Dear Ms. Barone:

This letter is submitted on behalf of Toast, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on May 3, 2021 (the “Draft Registration Statement”), as set forth in your letter dated June 2, 2021 addressed to Brian Elworthy, General Counsel of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement) via email.

Draft Registration Statement on Form S-1 filed May 3, 2021

Prospectus Summary, page 2

1.

Please provide the basis for your statement that you are “a leading platform serving the restaurant industry.” Clarify the criteria on which you based this statement, such as revenue or the number of customers or market share.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has been recognized as a leading platform serving the restaurant industry by various industry survey reports. As one example, the Company was named a market leader by G2’s market scan in each season since Fall 2020. The G2 market scan scores restaurant technology companies serving the restaurant industry based on reviews gathered from the user community, as well as data aggregated from online sources and social networks. The market scan then applies an algorithm to calculate the customer satisfaction and market presence scores for each evaluated company. Satisfaction is measured based on, among other factors, popularity, number of reviews received, quality of reviews received, age of reviews, overall satisfaction, and a net promoter score based on ratings by G2 users. Market presence is a combination of fifteen metrics from G2’s reviews, publicly available information, and third-party sources. In the most recent G2 grid report for restaurant POS systems in Spring 2021, the Company notably had the largest market presence in respect of its restaurant POS offering among a sample of thirteen providers of restaurant POS systems.

Our Opportunity, page 8

2.

Please disclose the assumptions and limitations of your serviceable addressable market which you estimate to be approximately $15 billion. Clarify whether the estimate includes all restaurants in the United States or is limited to small and medium sized restaurants which comprise the majority of your customers. Also, disclose the “average take rate” that you used to calculate the opportunity for transaction-based revenue from payments. Finally, provide context regarding your statement regarding international locations by disclosing the percentage of revenue currently generated outside of the United States.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 8 and 9 of Amendment No. 1 to address the Staff’s comment. In the revised disclosure, the Company has clarified that it has not pursued international opportunities to date. For context, in 2020, the revenue attributable to non-U.S. locations, excluding Puerto Rico and the U.S. Virgin Islands, was less than 0.01% of the Company’s total revenue.

Risk Factors

Risks Related to Our Business and Business Development, page 23

3.	Please define “small- and medium- sized businesses” (SMBs) in the context of your customer base. Clarify whether SMBs are measured in terms of revenue, employees, and/or other criteria.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 27 of Amendment No. 1 to address the Staff’s comment.

Risks Related to Our Partners and Other Third Parties, page 45

4.

You state that you substantially rely on one third-party processor to facilitate payments on your platform. Please identify the payment processor and disclose the material terms of any contracts, including the term of the agreement and any termination provisions.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 45 and 46 of Amendment No. 1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84

5.	You disclose the number of customers and the number of average guest orders as of March 2021. Please tell us what consideration you have given to including comparative information for prior periods.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the number of customers for prior periods (as of March 31, 2020 and March 31, 2019) are disclosed on page 85 of Amendment No. 1. With respect to guest orders, the Company respectfully advises the Staff that it believes Gross Payment Volume (“GPV”) provides investors with more meaningful insight into the scale of its platform than the number of average guest orders, both because it is a key driver of the operational and financial performance of the Company’s financial technology solutions, and because it helps investors understand the scale of the Company’s platform relative to other financial technology and payments providers. Accordingly, the Company determined to disclose GPV as a key business metric and provide comparative information of GPV for prior periods rather than the number of average guest orders.

Our Revenue Model, page 85

6.	You state that Toast Capital is not a material component of your financial technology solutions revenue. Please specify the percentage of revenue generated by Toast Capital for all periods presented.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 85 of Amendment No. 1 to address the Staff’s comment.

Annualized Recurring Run-Rate (ARR), page 86

7.

Please explain to us the basis or rationale for ARR reflecting four times the trailing-three month cumulative payments component of MRR. Provide an example computation supporting your latest ARR metric. In addition, MRR is comprised in part of your “in- month adjusted payments services fees, exclusive of estimated transaction-based costs, which (you) refer to as the payments component of MRR.” And as well, “MRR does not include fees derived from Toast Capital or related costs.” How did you consider this metric, which appears to be comprised of GAAP and non-GAAP elements, as a presentation not requiring disclosures under Item 10(e) of Regulation S-K?

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, for purposes of calculating the payments component of ARR, the Company uses four times the trailing-three month cumulative payments component of monthly recurring run-rate (“MRR”) to adjust for the inherent short-term fluctuations that exist between calendar months. The factors that drive these fluctuations include, among others, the total number of days in any calendar month, the breakdown of weekdays and weekends in any calendar month, and the number and timing of holidays in any calendar month. The Company believes this adjustment provides investors with a more accurate view into the scale of the Company’s payment processing because it reduces the impact of these factors, which are less indicative of the performance of the Company’s business. The Company does not make this adjustment for the subscription component of ARR because the run-rate derived from live subscriptions as of the final day of any particular measurement period is not similarly impacted by such short-term fluctuations.

The Company monitors ARR as a key operational measure of the scale of its subscription and payment processing services for both new and existing customers. As an illustrative example of the Company’s calculation of ARR as of March 31, 2021, the Company first measures its MRR for restaurant locations on the Toast platform as of March 31, 2021 by taking the sum of (i) the monthly subscription services fees of all such restaurant locations in March 2021, which is referred to herein as the subscription component of MRR, and (ii) the aggregate in-month adjusted payments services fees for all such restaurant locations, exclusive of estimated transaction-based costs, which is referred to herein as the payments component of MRR. As noted above, the three-month trailing MRR is aggregated for the payments component of MRR to adjust for fluctuations between months. The subscription component of MRR as of March 31, 2021 was $13.4 million and the payments component of MRR for the three-month period ending March 31, 2021 was $55.8 million. The Company’s ARR of $384 million as of March 31, 2021 is determined by taking the sum of (i) twelve times $13.4 million (or the subscription component of MRR as of March 31, 2021) and (ii) four times $55.8 million (or the trailing-three-month cumulative payments component of MRR as of March 31, 2021).

MRR is not burdened by the impact of subscription service credits offered, which the Company expects to be immaterial on an ongoing basis despite being larger in 2020 as the Company supported customers through the COVID-19 pandemic. MRR does not include fees derived from Toast Capital or related costs because Toast Capital is not a material component of the Company’s financial technology solutions revenue, representing less than 1.0% of revenue for each of the periods presented in the Draft Registration Statement. MRR is exclusive of amounts payable for interchange and network assessment fees, processing fees, and bank settlement fees to the third-party payment processors and financial institutions involved in settlement.

The Company believes the inclusion of such amounts would not provide investors with an accurate view of the Company’s recurring run-rate and would diverge from the ARR metric reviewed and used by the Company’s management team. This is because the Company believes inclusion of these transaction-based costs would overstate the run-rate that is generated per customer and that can be used to support said customers or be invested elsewhere in the business.

The Company believes its approach to calculating ARR is helpful to investors to best understand how the recurring element of the Company’s business is performing. Furthermore, the calculation of the subscription component of MRR does not reflect the Company’s revenue or gross profit determined in accordance with GAAP. Rather, the source of live software subscription fees is based on the Company’s analysis of all active customer contracts at the end of the applicable calendar month, or in the case of the example above, as of March 31, 2021. Similarly, the in-month adjusted payments services fees are based on near-real-time, per-restaurant, per-transaction operational data, which provides the Company with near-real-time visibility into the payments component of MRR and enables the Company to estimate payments services fees less transaction-based costs. This data is distinct from the payments component of the Company’s GAAP financial technology solutions revenue, which, for example, includes revenue from restaurants that churned within the month and would therefore not contribute towards the Company’s run-rate. Transaction-based costs used in MRR calculations are estimated based on the Company’s operational transaction-level data and as such are not derived from costs as reflected in the Company’s GAAP financial measures. Consequently, MRR is comprised exclusively of operational measures that do not include GAAP elements. As MRR is not derived through adjustments to GAAP financial measures from the Company’s financial statements, the Company does not believe that reconciling these operational measures to financial measures determined in accordance with GAAP or inclusion of the other information required by Item 10(e) of Regulation S-K would be meaningful or appropriate.

Key Business Metrics, page 87

8.

You disclose that a key factor affecting your performance is the acquisition of new locations. Please tell us what consideration was given in disclosing key business metrics such as the number of customer locations and Gross Payment Volume by new and existing customers for the periods presented. Additionally, you disclose that as your customers generate more sales and therefore more Gross Payment Volume, you generally see higher financial technology solutions revenue. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to your subscription revenue and changes over the reported periods. Refer to Section III.B of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that in the process of preparing the Draft Registration Statement, the Company carefully considered the business and financial information used to measure the performance of its business. The Company specifically considered whether disclosing the number of customer locations and GPV by new and existing customers are important metrics considered by management in assessing the business, and whether disclosure of this information would be helpful to investors.

The Company determined not to disclose the breakdown of metrics such as number of customer locations or GPV by new or existing customers for a few principal reasons. First, the Company has not observed any material and consistent changes in metrics such as GPV per location for new customers that would impact strategic or operational decision making. Second, the disclosure of consistent net retention rates, which the Company further details in Comment 9, shows that the addition of new customers over time, which are added to the base customer list for subsequent net retention measurements, has not impacted the Company’s overall net retention rates.

Regarding disclosures on key performance indicators related to the Company’s subscription revenue, the Company respectfully advises the Staff that it determined not to disclose additional details of performance principally because it discloses ARR, which is the primary metric used by management to assess and make decisions regarding the Company’s business and investments. The Company also provides investors with insight into module adoption by disclosing the percentage of customers utilizing four or more products, on top of the Company’s integrated POS and payments solution. The Company believes that the aforementioned metrics and disclosures provide investors with appropriate clarity and insight regarding the scale and performance of the Company’s subscription and payment processing services for new and existing customers, given that fluctuations in these metrics are driven by customer satisfaction with the Toast platform, pricing, competitive offerings, economic conditions, and overall changes in customers’ and guests’ spending levels, among other factors.

Additionally, the Company believes that disclosure of GPV as a stand-alone key business metric is useful to highlight the scale and performance of the Company’s financial technology solutions offerings, which has comprised over 75% of the Company’s total revenue in the periods presented in the Draft Registration Statement. The Company further believes disclosure of GPV helps investors better understand the scale of the Company’s platform relative to other financial technology and payments companies, since the average GPV per location, merchant, or seller can differ materially between companies based on their customer base.

Net Retention Rate (NRR), page 87

9.

You state that your annual net retention rate was above 110% since 2015. To the extent material to an understanding of any trends, please disclose the specific annual net retention rate for each period presented. Discuss any material changes to the rate since 2015.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company reviewed and assessed its annual net retention rate for each year since 2015 and did not identify any material changes or underlying trends during such period. Accordingly, the Company does not believe disclosure of the specific annual net retention rate would be meaningful to investors.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 106

10.

Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the estimate of the fair value per share of the Company’s common stock has been determined at each grant date by the Company’s Board of Directors (“Board”), in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and with the assistance of third-party valuation specialists.

Prior to November 2020, the Company’s equity value was determined at various dates using either (i) a “backsolve” approach that combined equity valuation and equity allocation into a single step, when appropriate recent financing rounds or transactions involving the Company’s equity securities were available, or (ii) the income approach, utilizing a discounted cash flow (“DCF”) method. Under the “backsolve” approach, where recent financing rounds or transactions involving the Company’s equity securities were available, the option pricing method (“OPM”) was used to determine the equity value for the Company that resulted in the per share value of the relevant class of the Company’s capital stock being equal to the relevant transaction price. Under the DCF approach, the Company’s enterprise value was first calculated as the sum of two components: (1) the present value of the Company’s projected cash flows over the discrete projection period and (2) the terminal value, estimated with an exit multiple based on consideration of comparable public company revenue multiples. The equity value was then derived by adding cash and subtracting interest-bearing debt from enterprise value. In either case, the OPM was used to allocate the equity value to each class of the Company’s capital stock. The OPM treats shares of common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the shares of common stock have value only if the funds available for distribution to shareholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

In November 2020, February 2021, and March 2021, the Company’s equity value was calculated using a hybrid method, consisting of one or two probability-weighted expected return method (“PWERM”) scenarios, and a scenario utilizing a DCF approach to estimate equity value and the OPM to allocate the equity value among the Company’s various equity and equity-linked securities, as further described below.

Set forth below is a summary of the Company’s stock option awards granted from January 1, 2020 through the date of this letter, including the fair value of the underlying common stock for reference, which has also been included in the disclosure on page 108 of Amendment No. 1:

	Number of shares subject to options granted	Per share exercise price of options	Per share fair value of shares of common sock on grant
April 6, 2020	1,122,100	$11.05	$11.05
April 21, 2020	2,750,150	$11.05	$11.05
September 4, 2020	343,313	$12.08	$12.08
December 20, 2020	647,980	$49.02	$49.02
February 15, 2021	568,000	$76.32	$76.32
February 22, 2021	109,950	$76.32	$76.32
March 22, 2021	872,500	$76.32	$76.32
April 28, 2021	151,950	$104.72	$104.72
June 2, 2021	101,250	$104.72	$104.72

Set forth below is a summary of the Company’s restricted stock unit awards granted from January 1, 2020 through the date of this letter, including the fair value of the underlying common stock for reference, which has also been included in the disclosure on page 109 of Amendment No. 1:

	Restricted Stock Units	Per share fair value of shares of common stock on grant
February 15, 2021	32,586	$76.32
February 22, 2021	4,586	$76.32
March 22, 2021	513,155	$76.32
April 28, 2021	228,885	$104.72
June 2, 2021	329,850	$104.72

March 31, 2020 valuation:

The Company determined the fair value of its common stock to be $11.05 per share as of March 31, 2020 using the “backsolve” approach in which the OPM was used to derive a total equity value of the Company that was consistent with the Company’s issuance of its Series F Preferred Stock, which was completed on February 14, 2020. As of the March 31, 2020 valuation date, the anticipated timing a potential liquidity event was estimated to be 3.50 years from such valuation date. The estimated time to liquidity is used as an input to the OPM. The equity value was then adjusted to reflect the significant impact of the COVID-19 pandemic both on the broader market and on the restaurant industry and selected guideline public companies in particular during the period from February 14, 2020 to March 31, 2021 to derive a total enterprise value of approximately $1.5 billion and a total equity value of approximately $2.0 billion.

Specifically, to calibrate the change in the Company’s equity value from the closing of the Company’s Series F Preferred Stock financing on February 14, 2020 – prior to the onset of the COVID-19 pandemic (at which time the Company was estimated to have an implied post-money equity value of approximately $4.9 billion) to the valuation date of March 31, 2020, various Company-specific and market-based factors were considered. One such factor, among others, was that the Company’s customer base is mostly comprised of restaurants and food service establishments, which at that time were severely impacted by the COVID-19 pandemic. As a result of state-mandated decisions to shutter in-store dining in March 2020, weekly same-store restaurant sales nationwide plummeted nearly 75% virtually overnight. This had a direct impact on the Company’s financial performance, as the Company experienced a sudden decline in GPV due to the COVID-19 pandemic, particularly in the second half of March 2020. In response to the challenging industry conditions, the Company implemented a number of cost-cutting measures, including reductions in its workforce and discretionary spending. In addition, these events resulted in a decline in broader market indices by more than 20%, a decline over 50% in the Russell 2000 Restaurants Index and a decline by approximately 30% in the enterprise values of various guideline public companies considered for purposes of the valuation. Accordingly, the March 31, 2020 valuation reflected these sudden declines.

After the total equity value of the Company was derived, the OPM was used to determine the equity value allocated to the Company’s common stock. The Company also applied a discount for lack of marketability, or DLOM, of 30%.

June 30, 2020 valuation:

The Company determined the fair value of its common stock to be $12.08 per share as of June 30, 2020, using an income approach (a DCF method) to establish the Company’s overall enterprise value and equity value of approximately $1.8 billion, and $2.4 billion, respectively. The OPM was used to allocate this equity value among the Company’s various equity and equity-linked securities. As of the June 30, 2020 valuation date, the anticipated timing of a liquidity event was estimated to be 3.25 years from such valuation date. The Company also applied a DLOM of 30%. The increase in the estimated per share fair value of the Company’s common stock between March 31, 2020 and June 30, 2020 reflected both Company-specific and market-based factors. For example, by the June 30, 2020 valuation date, the Company had begun to see a slight rebound in its operational and financial performance, including with respect to GPV, as compared to late March 2020. The Company also accelerated a number of planned product launches and began to introduce new product lines, in particular to facilitate off-premise dining and digital ordering, although these efforts remained in the early stages and at such time it remained unclear whether such efforts would be successful. Additionally, in June 2020, the Company issued $200 million in convertible notes, signaling strengthened investor confidence.

The Company’s Board of Directors or a committee thereof relied, in part, on the results of the June 30, 2020 valuation in its determination of the fair market value of $12.08 per share as of September 4, 2020 when it granted options for the purchase of 343,313 shares to employees. Between June 30, 2020 and September 4, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. The Company’s business and the restaurant industry at large continued to be materially impacted by the COVID-19 pandemic, and while the operational and financial performance of the Company had demonstrated a slight rebound as compared to the onset of the pandemic in March 2020, there remained significant uncertainty regarding the impact of the COVID-19 pandemic on the Company’s prospects, including in terms of magnitude and duration. Additionally, the Company continued its efforts to provide customers with new products to facilitate off-premise and digital ordering, and while early indications were promising that that these efforts would prove successful, the Company could not yet draw meaningful conclusions from the short measurement period during which customers had the ability to adopt and utilize these products.

November 11, 2020 valuation:

The Company determined the fair value of its common stock to be $49.02 per share as of November 11, 2020. In October 2020, the Company facilitated the launch of a third-party tender offer whereby certain new institutional investors offered to purchase shares of the Company’s outstanding common stock and common stock issuable upon exercise of vested options from certain of the Company’s existing securityholders for $75.00 per share in cash. The tender offer closed in November 2020. Following the tender offer, as of November 11, 2020, the Company had begun to consider a potential public offering of its stock, either through an initial public offering (an “IPO”) or a merger with a special purpose acquisition company (“de-SPAC”), given the then-robust stock market and favorable terms for raising growth capital. These considerations and events, including the favorable pricing terms of the tender offer and improved business performance since the start of the COVID-19 pandemic, led the Company to accelerate the anticipated timing of a potential IPO, de-SPAC or other liquidity event and change its valuation and allocation methodologies to accommodate these potential outcomes, which resulted in a material shift in the perceived value of the Company’s equity.

The value of the Company’s common stock as of November 11, 2020 was determined using a hybrid method. The hybrid method, which employed a combination of the PWERM and the OPM, involved the consideration of multiple scenarios: (i) an IPO scenario, (ii) a de-SPAC transaction scenario, and (iii) a longer-term liquidity scenario in which the Company continued to operate privately for a longer period and a liquidity event did not occur until a later point in time. In each of the IPO and de-SPAC scenarios, the Company’s pre-money equity valuation was estimated at $11.5 billion, based on public company trading multiples of various guideline public companies, and consideration was given to recent secondary stock transactions, including the tender offer. The total equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation.

In the longer-term liquidity scenario, the Company’s enterprise value was estimated using the income approach (a DCF method), and the Company’s equity value was then estimated at approximately $4.0 billion. The OPM was then used to allocate the total equity value among the various classes of the Company’s capital stock.

The difference between the equity value in the IPO and de-SPAC scenarios, on the one hand, and the longer-term liquidity scenario, on the other, is reflective of the discrete outcomes facing the Company. The IPO and de-SPAC scenarios reflected current trading multiples of companies deemed comparable to the Company in certain respects, placed more emphasis on the recent secondary stock transactions, including the tender offer, and assumed the Company’s operations and prospects would be sufficiently favorable to position it to consummate a successful near-term liquidity event. In contrast, the longer-term liquidity scenario assumed that the Company would not be in a position to consummate a near-term liquidity event and placed less emphasis on the recent secondary stock transactions, including the tender offer, and the OPM attempts to capture a full distribution of liquidity outcomes facing the Company, including the potential for liquidity outcomes where valuations are lower or significantly lower than current valuations. As of the November 11, 2020 valuation date, the anticipated timing of the potential IPO and de-SPAC transactions was assumed to be 0.9 years from such valuation date, whereas the anticipated timing of an alternative liquidity event, should the IPO or de-SPAC transactions not occur, was assumed to be 2.85 years from such valuation date. The probability assigned to an IPO and de-SPAC transactions were 25% each, whereas the probability assigned to a longer-term liquidity event scenario was 50%. The Company applied a DLOM of 12.5% to the value derived from the IPO and de-SPAC scenarios and a DLOM of 30% to the value derived from the alternative liquidity scenario.

The increase in the per share fair value of the Company’s common stock between June 30, 2020 and November 11, 2020 was primarily driven by the change in valuation methodology to reflect the Company’s accelerated timing to a potential liquidity event, driven by the improved prospects for the restaurant industry and the Company’s business, and consideration of the pricing terms of the November 2020 tender offer. In addition, the increase in valuation implied by the recent third-party tender offer was a significant factor contributing to the increase in value under the IPO scenario. Moreover, during this period, the Company saw increased demand for the Toast platform, which was in line with broader recovery trends in the restaurant industry. This drove improvements in key business metrics such as GPV, which grew year-over-year from the third quarter of 2019 to the third quarter of 2020 and from the start of the COVID-19 pandemic in the first quarter of 2020 to the fourth quarter of 2020. Additionally, the pace at which new products were adopted by customers as well as the continued ability to add new customers to the Toast platform further demonstrated the Company’s ability to maintain strong growth in a pandemic environment, improved its financial prospects for future periods and increased the Company’s confidence that it may be feasible to achieve a near-term liquidity event.

The Company’s Board of Directors or a committee thereof relied, in part, on the results of the November 11, 2020 valuation in its determination of the fair market value of $49.02 per share as of December 20, 2020 when it granted options for the purchase of 647,980 shares to employees. Between November 11, 2020 and December 20, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. Additionally, as of December 20, 2020, the Company anticipated that the performance of its business would be negatively impacted in the first quarter of 2021 as a result of the second wave of the COVID-19 pandemic at such time, which resulted in the reinstatement of certain state-mandated decisions to shutter in-store dining and institution of other shelter-in-place restrictions. As a result, the Board determined that the fair market value of the Company’s common stock remained at $49.02 per share from November 11, 2020 to the December 20, 2020 grant date.

February 1, 2021 valuation:

As of February 1, 2021, the Company was continuing its pursuit of a potential IPO. In particular, the Company had engaged prospective underwriters to assist in this process and had begun preparing for an organizational meeting. In addition, from January 25, 2021 to February 15, 2021, existing holders of the Company’s common stock and preferred stock engaged in various secondary transactions and sold, or expected to sell by February 25, 2021, 951,002 shares of common stock and preferred stock to institutional buyers with a weighted common stock sale price of $113.28. The pricing of these secondary transactions was considered in estimating the Company’s overall equity value in an IPO scenario.

The Company determined the fair value of its common stock to be $76.32 per share as of February 1, 2021, using a hybrid method, which employed a combination of the PWERM and the OPM. Two scenarios were considered (i) an IPO scenario and (ii) a longer-term liquidity scenario in which the IPO did not materialize. In the IPO scenario, the Company’s pre-money equity valuation was estimated at $15.5 billion, based on public company trading multiples of various guideline public companies, and this equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation. In the longer-term liquidity scenario, the income approach (a DCF method) was used to estimate the Company’s overall equity value at approximately $5.0 billion, and this equity value was allocated among the various classes of the Company’s capital stock using the OPM. The assumed timing of the anticipated IPO was reduced to 0.7 years from the valuation date, and the assumed timing of an alternative liquidity event, should the IPO not occur, was reduced to 2.63 years from the valuation date. The probability assigned to the IPO scenario was increased to 55%, whereas the probability assigned to the longer-term liquidity event scenario was reduced to 45%. The Company applied a DLOM of 10% to the value derived from the IPO scenario and a DLOM of 27.5% to the value derived from the longer-term liquidity scenario. In summary, the increase in the estimated per share fair value of the Company’s common stock between November 11, 2020 and February 1, 2021 was primarily driven by (1) the increase in the probability applied to the IPO scenario due to underwriter selection meetings, the scheduling of an organizational kickoff meeting and continued confidence by the Company that the market and business environment, and the Company’s performance, would make a successful IPO in the near term feasible, (2) consideration of the pricing of recent secondary transactions, (3) the decrease in estimated time to an IPO or alternative liquidity event, (4) the continued growth reflected in the Company’s key business metrics, including GPV and ARR and (5) an increase in the enterprise values and related valuation multiples of guideline public companies over the period.

The Company’s Board of Directors or a committee thereof relied, in part, on the results of the February 1, 2021 valuation in its determination of the fair market value of $76.32 per share as of February 15, 2021, February 22, 2021, and March 22, 2021, respectively, when it granted: (1) options for the purchase of 568,000 shares and 32,586 restricted stock units on February 15, 2021, (2) options for the purchase of 109,950 shares and 4,586 restricted stock units on February 22, 2021, and (3) options for the purchase of 872,500 shares and 513,155 restricted stock units on March 22, 2021. Between February 1, 2021 and March 22, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. As a result, the Board determined that the fair market value of the Company’s common stock remained at $76.32 per share from February 1, 2021 to each of the February 15, 2021, February 22, 2021, and March 22, 2021 grant dates, respectively.

March 31, 2021 valuation:

As of March 31, 2021, the Company continued its pursuit of a potential IPO. In addition, from March 12, 2021 to April 21, 2021, existing holders of the Company’s common stock and preferred stock engaged in various secondary transactions and sold, or expected to sell by May 13, 2021, 1,085,737 shares of common stock and preferred stock to institutional buyers with a weighted average price for its common stock of $143.05. The pricing of these secondary transactions was considered in estimating the Company’s overall equity value in the IPO scenario.

The Company determined the fair value of its common stock to be $104.72 as of March 31, 2021, using a hybrid method, which employed a combination of the PWERM and the OPM. Two scenarios were considered: (i) an IPO scenario and (ii) a longer-term liquidity scenario in which the IPO did not materialize. In the IPO scenario, the Company’s pre-money equity valuation was estimated at $19.2 billion, based on public company trading multiples of various guideline public companies, and this equity value was then allocated among the various classes of the Company’s capital stock on an as-if converted basis, following the terms of the Company’s certificate of incorporation. In the longer-term liquidity scenario, the income approach (a DCF method) was used to estimate the Company’s overall equity value at approximately $5.2 billion, and this equity value was allocated among the various classes of the Company’s capital stock using the OPM. The assumed timing of the anticipated IPO was reduced to 0.5 years from the valuation date, and the assumed timing of a longer-term liquidity event, should the IPO not occur, was reduced to 2.47 years from the valuation date. The probability assigned to the IPO scenario was increased to 65%, whereas the probability assigned to the longer-term liquidity event scenario was reduced to 35%. The Company applied a DLOM of 10% to the value derived from the IPO scenario and a DLOM of 25% to the value derived from the longer-term liquidity scenario. In summary, the increase in the estimated per share value of the Company’s common value between February 1, 2021 and March 31, 2021 was primarily driven by (1) the increase in the probability applied to the IPO scenario due to the occurrence of the organizational kickoff meeting in March 2021 and commencement of S-1 drafting sessions, (2) consideration of the pricing of recent secondary transactions at higher valuations since the last valuation date, (3) the decrease in the estimated time to an IPO or longer-term liquidity event, (4) a strong finish to the first quarter of 2021, as reflected in its 41% growth in GPV as compared to the first quarter of 2020 and 86% growth in ARR as compared to the first quarter of 2020, and (5) an increase in the enterprise values and related multiples of the guideline public companies over the period.

The Company’s Board of Directors or a committee thereof relied, in part, on the results of the March 31, 2021 valuation in its determination of the fair market value of $104.72 per share as of April 28, 2021 and June 2, 2021, respectively, when it granted: (1) options for the purchase of 151,950 shares and 228,885 restricted stock units on April 28, 2021 and (2) options for the purchase of 101,250 shares and 329,850 restricted stock units on June 2, 2021. Between March 31, 2021 and June 2, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, the restaurant industry as a whole, or other relevant factors that would impact the determination of the fair market value of the Company’s common stock. As a result, the Board determined that the fair market value of the Company’s common stock remained at $104.72 per share from March 31, 2021 to each of the April 28, 2021 and June 2, 2021 grant dates, respectively.

Business, page 118

11.

Please provide more detail regarding your partner ecosystem and clarify whether you generate revenue when a customer utilizes your partner ecosystem. If material, please disclose the amount of revenue generated by partners.

RESPONSE: In response to the Staff’s comment, the Company respectfully notes, in regard to its partner ecosystem, that customers pay a monthly software service fee to access the Company’s partner network through the Company’s application programming interface module, similar to how other subscription products are assessed. These fees are included in the Company’s subscription services revenue. Additionally, as part of the Company’s partner ecosystem, the Company has revenue share agreements with select technology partners where the Company receives a revenue share on either a per-transaction basis or percentage-basis for dollars earned by the Company’s technology partners through its partner ecosystem. These revenue share arrangements have historically comprised less than 1.0% of the Company’s annual revenue, and therefore the Company does not believe disclosure of the amount of revenue generated by its partners would be meaningful to investors.

Intellectual Property, page 129

12.	Please revise your intellectual property disclosure to disclose the expiration dates for your U.S. patents.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 131 of Amendment No. 1 to address the Staff’s comment.

Principal Stockholders, page 154

13.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities such as the entities affiliated with TCV.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 161 of Amendment No. 1 to address the Staff’s comment.

Shares Eligible for Future Sales, page 165

14.	Please disclose the exceptions to the lock-up agreements.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the terms of the lock-up agreements have yet to be finalized with the underwriters. The Company will revise the relevant disclosure in a subsequent amendment to detail the exceptions to the lock-up agreements.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

15.

You disclose that financial technology solutions revenue includes fees for payment- processing transactions and fees for marketing and servicing working capital loans to customers. Please tell us what consideration was given to disaggregating revenue by these categories. Refer to ASC 606-10-55-90 and 55-91.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that fees for marketing and servicing working capital loans to customers are not significant for each of the years ended December 31, 2019 and 2020. For each of the years ended December 31, 2019 and 2020, the percentage of the Company’s revenue attributable to marketing and servicing working capital loans to customers was less than one percent of the Company’s total revenue and financial technology solutions revenue. Accordingly, due to the immateriality of revenue related to fees for marketing and servicing working capital loans, the Company does not believe that presenting it as a separate category based on ASC 606-10-55-90 and 55-91 would meaningfully enhance an investor’s understanding of the Company’s business.

Note 9. Stock-Based Compensation, page F-40

16.

As a significant assumption, for each period presented, please disclose the common stock fair values used as an input in the determination of the fair value of your stock-based awards and options. Please refer to ASC 718-10-50-2(f)(2).

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages F-40 and F-41 of Amendment No. 1 to address the Staff’s comment. The Company included the common stock fair value in the disclosure of inputs and assumptions used in Black-Scholes option-pricing model and Monte Carlo simulation to determine the fair value of the Company’s options and stock-based awards.

Exhibits

17.	Please file your Senior Unsecured Convertible Promissory Note Purchase Agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it plans to redeem all of the outstanding convertible promissory notes issued pursuant to the Senior Unsecured Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) no later than June 30, 2021. Accordingly, the Company believes that at the time of effectiveness of its registration statement on Form S-1, the Note Purchase Agreement will not be material and thus is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company advises the Staff that it will include disclosure regarding the redemption of the convertible promissory notes in a subsequent amendment.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz

cc:	Christopher P. Comparato, Toast, Inc.

Brian R. Elworthy, Esq., Toast, Inc.

Mark T. Bettencourt, Esq., Goodwin Procter LLP

Andrew R. Pusar, Esq., Goodwin Procter LLP

John L. Savva, Esq., Sullivan & Cromwell LLP